September 6, 2006

Mr. Raj Rajan

Office of Emerging Growth Companies

United States Securities and Exchange Commission

100 F Street, North East

Washington, D.C. 20549

Re:	PSS World Medical, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2006
Form 10-Q for the Fiscal Quarter Ended June 30, 2006
File Number 000-23832

Dear Mr. Rajan:

As discussed during our September 5, 2006 telephone conversation, we acknowledge receipt of your comment letter dated August 30, 2006. As agreed, you have extended the deadline for our response and we will provide written responses to the Staff’s comments by September 29, 2006.

Thank you for your consideration in this matter. Should you have any questions, please contact me at (904) 332-4172.

Sincerely,

/s/ David M. Bronson

David M. Bronson

Executive Vice President and

Chief Financial Officer